Exhibit 1.03

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Software	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

FOR IMMEDIATE RELEASE

Nagaraja Prakasam Promoted To Additional Role of Managing

Director of Sales for South and Southeast Asia

CDC Software Plans to Expand its Bangalore Center of Excellence by 15 Percent this Year

BANGALORE, India – May 25, 2010 - CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software applications and services, today announced it has promoted Nagaraja Prakasam, managing director of CDC Software’s India operations, to the additional role of managing director for South and Southeast Asia, and plans to expand its product engineering operations in India by 15 percent this year.

CDC Software’s Center of Excellence in Bangalore currently has 229 employees focused primarily in the product engineering activities for the company’s Front Office products that include CDC Pivotal CRM, CDC Respond, enterprise complaint management solutions, c360 and CRM add-on products. In addition, worldwide support and service activities are also based there.

Prakasam has held a variety of management roles at CDC Software for nearly 14 years. After an accomplished career at the company’s U.S. offices, he moved back to India four years ago to lead CDC Software’s Bangalore product engineering operations. In his role in the Bangalore operations, Prakasam doubled development resources and built a Center of Excellence for the company’s Front office solutions.

He also launched the CDC Software’s Global Franchise Program in India that is responsible for selling Pivotal CRM products in that country. In the two years since it was launched, Pivotal CRM has been implemented in some of the leading brands in India.

“I am pleased to be back in Bangalore today, and deeply honored to announce Naga’s promotion,” said Peter Yip, CEO of CDC Software. “CDC Software believes India and the Southeast Asia region holds significant growth potential in the coming decade, and with Naga’s leadership, we are well positioned for sales expansion there. I’m also very excited about the expansion of our Bangalore Center of Excellence which started as a development center just seven years ago. This Center is developing innovative Front Office solutions by leveraging its extensive development and domain expertise, as well as its use of the Agile development methodology. Notably, it is our use of Agile that has helped us achieve fast speed-to-market delivery and enhanced quality in our products, as well as building an exceptional collaborative product development organization.”

“I’m very excited about this new role and look forward to pursuing the many significant revenue opportunities offered in India, as well as tapping into emerging markets in South and Southeast Asia that hold a lot of potential for future growth,” Prakasam said. “CDC Software has an innovative and broad product portfolio that we believe would be a great fit for this growing region. The expansion of our product engineering operations here reflects our strategy to continuously meet the growing needs of our worldwide customer base, and it also illustrates our commitment to the important technology sector in India. We also plan to increase our sales channels in India, which we believe is a high growth region for our enterprise hybrid solutions that include offerings in on-premise and cloud deployments. Already, we have channel partners in Southeast Asia and expect to expand there, as well as sign up new partners in South Asia.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our plans to expand our product engineering operations in India and the amount of any such increase, our beliefs regarding market potential in South and South East Asia and the utility of our products to potential customers in that region, our plans to increase our sales channels in this region, our expectations regarding the engagement of partner and reseller channels, our beliefs regarding the continued service of our officers and members of management, including Mr. Prakasam, our beliefs about our achievements in offshore R&D, our expectations regarding growth in emerging markets, and other statements that are not historical fact, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in these targeted geographic markets; (b) the ability to develop products that meet the demands for those targeted markets, and (c) risks relating to economic conditions and other matters beyond our control. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, and those of our ultimate parent company, CDC Corporation, located at www.sec.gov. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.